DAIMLER TRUCKS RETAIL TRUST 2023-1
Investor Report
Collection Period Ended   30-Jun-2024

Amounts in USD

Dates

Collection Period No.	10			
Collection Period (from... to)	1-Jun-2024	30-Jun-2024		
Determination Date	11-Jul-2024			
Record Date	12-Jul-2024			
Distribution Date	15-Jul-2024			
Interest Period of the Class A-1 Notes (from... to)	17-Jun-2024	15-Jul-2024	Actual/360 Days	28
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jun-2024	15-Jul-2024	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	157,360,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	270,000,000.00	182,201,891.54	148,384,179.16	33,817,712.38	125.250787	0.549571
Class A-3 Notes	270,000,000.00	270,000,000.00	270,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	60,000,000.00	60,000,000.00	60,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**757,360,000.00**	**512,201,891.54**	**478,384,179.16**	**33,817,712.38**		

Overcollateralization	72,621,115.25	67,419,930.12	72,623,347.58	
Adjusted Pool Balance	829,981,115.25	579,621,821.66	551,007,526.74	
Yield Supplement Overcollateralization Amount	31,950,769.53	18,923,588.30	17,861,019.93	
Pool Balance	**861,931,884.78**	**598,545,409.96**	**568,868,546.67**	

	Amount	Percentage
Initial Overcollateralization Amount	72,621,115.25	8.75%
Target Overcollateralization Amount	72,623,347.58	8.75%
Current Overcollateralization Amount	72,623,347.58	8.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	6.030000%	915,564.50	3.390980	34,733,276.88	128.641766
Class A-3 Notes	5.900000%	1,327,500.00	4.916667	1,327,500.00	4.916667
Class A-4 Notes	5.930000%	296,500.00	4.941667	296,500.00	4.941667
Total		**2,539,564.50**		**36,357,276.88**	

Amounts in USD

Available Funds	
Principal Collections	23,773,065.34
Interest Collections	2,975,388.82
Net Liquidation Proceeds	138,266.40
Recoveries	550,710.88
Purchase Amounts	8,547,751.18
Advances made by the Servicer	271,668.99
Investment Earnings	100,425.27
Available Collections	**36,357,276.88**
Reserve Fund Draw Amount	0.00
Available Funds	**36,357,276.88**

Distributions	
(1) Total Servicing Fee	0.00
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount	2,539,564.50
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	33,817,712.38
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
(9) Excess Collections to Certificateholders	0.00
Total Distribution	**36,357,276.88**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	0.00	0.00	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,539,564.50	2,539,564.50	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	915,564.50	915,564.50	0.00
thereof on Class A-3 Notes	1,327,500.00	1,327,500.00	0.00
thereof on Class A-4 Notes	296,500.00	296,500.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	2,539,564.50	2,539,564.50	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	33,817,712.38	33,817,712.38	0.00
Aggregate Principal Distributable Amount	33,817,712.38	33,817,712.38	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,074,952.79
Reserve Fund Amount - Beginning Balance	2,074,952.79
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	8,431.97
minus Net Investment Earnings	8,431.97
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,074,952.79
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	8,431.97
Net Investment Earnings on the Collection Account	91,993.30
Investment Earnings for the Collection Period	100,425.27

Notice to Investors

The Servicing Fee for this period has been waived.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	861,931,884.78	5,077
Pool Balance beginning of Collection Period	598,545,409.96	3,821
Principal Collections	21,074,797.26	
Principal Collections attributable to Full Pay-offs	2,698,268.08	
Principal Purchase Amounts	8,325,383.18	
Principal Gross Losses	(2,421,585.23)	
Pool Balance end of Collection Period	568,868,546.67	3,697
Pool Factor	66.00%	

	As of Cutoff Date	Current
Weighted Average APR	6.32%	6.41%
Weighted Average Number of Remaining Payments	40.79	33.95
Weighted Average Seasoning (months)	16.18	24.83

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	551,354,178.02	3,571	96.92%
31-60 Days Delinquent	9,839,191.33	70	1.73%
61-90 Days Delinquent	5,083,533.26	36	0.89%
91-120 Days Delinquent	2,591,644.06	20	0.46%
Total	568,868,546.67	3,697	100.00%

Delinquency Trigger	**10.500%**
60+ Delinquency Receivables to EOP Pool Balance	1.35%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	(2,421,585.23)	22	15,190,319.05	171
Principal Net Liquidation Proceeds	132,969.88		2,482,528.17	
Principal Recoveries	506,969.82		2,009,355.17	
Principal Net Loss / (Gain)	(3,061,524.93)		10,698,435.71	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(6.294%)
Prior Collection Period	11.577%
Second Prior Collection Period	3.044%
Third Prior Collection Period	3.412%
Four Month Average	2.935%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	1.241%
Average Net Credit Loss/(Gain)	62,563.95

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

	Total Pool					
	Cumulative Loss		Delinquncies			Lifetime
Pd.	Gross	Net	31-60	61-90	91+	CPR
1	0.12%	0.07%	0.68%	0.04%	- %	7.02%
2	0.17%	0.11%	0.40%	0.07%	0.03%	6.78%
3	0.28%	0.19%	1.15%	0.09%	0.03%	6.84%
4	0.43%	0.27%	0.82%	0.32%	0.03%	5.82%
5	0.59%	0.39%	0.95%	0.46%	0.15%	6.31%
6	0.78%	0.50%	2.21%	0.29%	0.27%	6.09%
7	1.05%	0.72%	3.15%	1.27%	0.12%	5.83%
8	1.28%	0.91%	1.84%	2.03%	1.00%	5.88%
9	2.04%	1.60%	1.17%	0.94%	1.73%	7.14%
10	1.76%	1.24%	1.73%	0.89%	0.46%	8.17%